

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 17, 2012

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

>   Re: KKR Series Trust
>   File Nos. 811-22720 & 333-182743

Dear Mr. Horowitz:

On July 18, 2012, you filed a registration statement on Form N-1A for the KKR Series Trust (the "Trust"), which includes one series, the KKR Alternative High Yield Fund (the "Fund"). We have reviewed the registration statement and our comments are provided below.

PROSPECTUS:

Summary Information — Fees and Expenses of the Fund (page 1)

1.   Please indent the expenses on the lines subcaptioned "Shareholder Servicing Fees" and "All Other Expenses".

2.   Footnote (2) to the fee table provides that the Adviser has contractually agreed to limit the expenses of the Fund and that if the Adviser waives fees or reimburses the Fund, the Adviser may recoup the amounts waived or reimbursed. Please ensure that the contractual waiver will be in place for at least one year from the date of effectiveness. *See* Instruction 3(e) to Item 3 of Form N-1A. Please also disclose that the Adviser will not seek to recoup amounts waived or reimbursed for time periods of three years or more. Please file the expense limitation agreement as an exhibit to the registration statement.

Summary Information — Principal Investment Strategies of the Fund (page 2)

3.   Please include in this section a description of any strategy or policy with respect to the maturity of the fixed income securities the Fund may purchase.

4.   The second to the last paragraph of this section states that the Fund may invest in exchange-traded funds. Please include in the fee table a line item estimating Acquired Fund Fees and Expenses, or explain why such a line is not required. *See* Instruction 3(f) to Item 3 of Form N-1A.

5.   The second to the last paragraph of this section also states that the Fund may invest in various types of derivatives, which may be counted toward the Fund's 80% policy to the extent they have economic characteristics similar to securities included in that policy. Please explain to us how the Fund will value derivatives for purposes of (i) calculating net assets, (ii) the 80% policy, and (iii) determining the Adviser's asset-based fees. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets.

Summary Information — Principal Risks of Investing in the Fund (page 3)

6.   The paragraph captioned "Fixed-Income Instruments Risk" indicates that prices of fixed-income instruments respond to interest rate changes. Please explain more specifically how changes in interest rates may affect prices of fixed income instruments.

7.   The Fund's description of its principal investment strategy on page 2 states that the Fund, from time to time, may invest in securities of emerging market issuers. Please consider discussing the risks of investing in emerging market issuers under the caption for "Non-U.S. Securities Risk."

8.   The last risk on page 4 indicates that the Fund may engage in short selling. Please confirm that the line item for "Other Expenses" includes an estimate of dividends paid on short sales. *See* AICPA Audit & Accounting Guide: Investment Companies ¶ 7.101(j) (May 1, 2011).

Additional Information About the Fund — Investment Objective and Principal Investment Strategies of the Fund (page 6)

9.   If the Fund's investment objective may be changed without a shareholder vote, please disclose that here. *See* Item 9(a) of Form N-1A. If the Fund's investment objective is a fundamental policy, please disclose that policy in the Statement of Additional Information. See Item 16(c) of Form N-1A.

Additional Information About the Fund — Principal Risks of Investing in the Fund (page 8)

10.   The paragraph captioned "Swaps" on page 11 indicates that the Fund may sell credit default swaps. Please explain to us whether the Fund intends to segregate assets to cover any obligations under the credit default swap. *See* Investment Company Act Release No. 10666 (April 18, 1979).

Management of the Fund — Related Performance Information (page 21)

11.   Performance information is presented in this section for a privately-offered fund, which is managed by the Adviser and which has been reorganized into the Fund. Please inform us

whether the Adviser managed any other accounts or funds in a substantially similar manner. Please also inform us whether the Fund will assume the performance of the predecessor?

STATEMENT OF ADDITIONAL INFORMATION:

Conflicts of Interest Risk (page B-32)

12.   The first paragraph of this section states that the Adviser manages certain accounts that pay the Adviser higher fees than the Fund pays and that the Adviser has an incentive to favor these accounts over the Fund. Other disclosure in the paragraph indicates that the Adviser may engage in short selling for other accounts which could be seen as harming the performance of the Fund for the benefit of the accounts taking short positions. Please make clear in this section that the Adviser is aware of its fiduciary duty to act in the best interest of the Fund.

Fund Investment Policies (page B-35)

13.   Investment Restriction 3 provides that the Fund may not invest more than 25% of the value of its assets in any industry or group of related industries, "except (a) securities issued by the U.S. Government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers)." Please insert the term "tax-exempt" before "securities of state and municipal governments." *See* Investment Company Act Release No. 9785 (May 31, 1977). Please also make clear, either in the investment restriction or in another appropriate location, that private purpose industrial development bonds issued on behalf of non-governmental issuers will be subject to the 25% limitation.

GENERAL COMMENTS:

14.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

17.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel